Argosy Minerals Inc

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Quarter Ended March 31, 2007

(Expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED BALANCE SHEETS
(unaudited - prepared by Management)
As At March 31, 2007 and December 31, 2006
(Expressed in Canadian Dollars)

	March 31, 2007	Dec. 31, 2006
ASSETS
Current Assets
Cash and cash equivalents	$2,160,498	$2,356,331
Accounts receivable and prepaids	13,017	17,262
	2,173,515	2,373,593
Office Equipment and Furniture	5,305	5,305
	$2,178,820	$2,378,898
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$104,988	$111,540
SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited	44,075,384	44,075,384
Issued - 95,969,105 common shares (2006: 95,969,105)
Contributed Surplus	439,251	439,251
Deficit	(42,440,803)	(42,247,277)
	2,073,832	2,267,358
	$2,178,820	$2,378,898

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
For the Three Months ended March 31, 2007 and 2006

	2007	2006
Income:
Interest revenue	$18,209	$26,606
Foreign Exchange (loss) / gain	1,455	(989)
	19,664	25,617
Expenses:
Accounting and audit	678	1,500
Bank charges	458	600
Depreciation	-	3,009
Directors Fees	16,136	10,417
Insurance	-	3,244
Legal	23,274	3,116
Management and Consulting fees	60,278	141,765
Office	1,824	4,259
Project Assessment	33,944	22,029
Rent	10,926	13,440
Salaries and benefits	53,556	56,171
Shareholder communications	190	1,674
Telecommunications	684	3,823
Transfer agent and stock exchange	4,736	10,973
Travel	6,506	18,533
	213,190	294,553
Loss for the period	(193,526)	(268,936)
Deficit, beginning of period	42,247,277	40,612,095
Deficit, end of period	$42,440,803	$40,881,031
Basic & Diluted Loss per Common Share	$0.002	$0.003
Weighted Average Number of Common Shares Outstanding	95,969,105	95,969,105

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended March 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities
Loss for the period	$(193,526)	$(268,936)
Adjustments for
Depreciation	-	3,009
Foreign Exchange Loss	-	340
	(193,526)	(265,587)
Changes in Non-cash working capital
Decrease in accounts receivable & prepaid expenses	4,245	4,735
Increase/(Decrease) in accounts payable & accrued liabilities	(6,552)	(64,545)
Cash Flows from Operating Activities	(195,833)	(325,397)
Cash Flows from Financing Activities	-	-
Cash Flows from Investing Activities	-	-
Foreign Exchange Loss on Cash Held in Foreign Currency	-	(340)
Decrease in Cash & Cash Equivalents	(195,833)	(325,737)
Cash & Cash Equivalents at Beginning of Period	2,356,331	3,626,115
Cash & Cash Equivalents at End of Period	$2,160,498	$3,300,378

ARGOSY MINERALS INC

(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

For the Three Months ended March 31, 2007 and March 31, 2006

1.

These consolidated financial statements have been prepared in accordance with Canadian GAAP and follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2006 and should therefore be read in conjunction with those statements. These notes do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.

2.	Project assessment expenditures for the 3 months ended March 31, 2007 consist of the following:

Consulting Fees	$28,882
Travel	5,062
$33,944

ARGOSY MINERALS INC.

(the “Corporation”)

Management Discussion and Analysis First Quarter Ended March 31, 2007

May 10, 2007

The selected consolidated financial information set out below and certain comments which follow are based on, and derived from, the consolidated financial statements of the Corporation, and should be read in conjunction with them. The Management Discussion and Analysis has been prepared as at May 10, 2007.

Description of Business

Since incorporation the Corporation has been exclusively a natural resource Corporation engaged in exploration for precious metals, base metals and diamonds. At this stage of its development the Corporation has no producing properties and, consequently, has no current operating income or cash flow. The Corporation is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Australian Stock Exchange under the symbol AGY.

Projects

LAC PANACHE – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

The Lac Panache Project is located some 40 kms southwest of Sudbury, in the Sudbury Mining Division, Ontario, Canada. The project area initially comprised 43 claims containing a total of 162 claim units distributed across 4 separate blocks: Lake Panache, Brazil Lake, Little Panache and Norwest. Subsequently the total land area of the project was increased by a further 39 claim units in 5 claims bringing the total claim holding to 48 (consisting of 201 400m by 400m claim units) in an area of 32.2 km2.

The Corporation can earn 100% of the project through staged cash payments totaling $300,000 and completing staged work commitments over three years of $501,800. On production the vendor will retain a 3% net smelter return (“NSR”). This NSR is subject to buy-back provisions.

During 2006, the Corporation contracted Aeroquest Limited to carry out a 323 line kilometer combined electromagnetic (“EM”) and magnetic helicopter-borne survey (AeroTEM II) across the Fish Creek project area and portions of the Lac Panache project area. Areas flown include the Sawmill Bay prospect area on the eastern side of the main Panache block of claims, the Little Panache claims, the Brazil Lake area and the Fish Creek project area. The primary application of the AeroTEM II system is the detection of near-surface massive sulphides.

The Corporation contracted Southern Geoscience Consultants (“SGC”) of Perth, Western Australia, to act as its geophysics consultant for the processing and interpretation of survey results. SGC identified 15 EM conductors (anomalies) at Sawmill Bay, 1 conductor anomaly at Little Panache with a further 6 at Brazil Lake – Fish Creek.

Of interest to the Corporation are a cluster of 6 EM conductors spread out along a 1.5 km area between Sawmill Bay and the southwest corner of the AeroTEM II survey area. All but one of the conductors are sourced within the Nipissing Gabbro. Two of the anomalies have strike lengths in excess of 200m with one of these still being open to the west. The remaining conductors are more discrete. All of the conductors have strong on time as well as off time responses indicating relatively high conductivity. The position and overall strength of these conductors are consistent with a massive sulphide source.

The Corporation is currently reviewing its planned exploration program for the Lac Panache and Fish Creek projects.

FISH CREEK – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

In April 2006 the Corporation entered into an agreement to acquire 100% of the Fish Creek property located in Nairn Township, Sudbury Mining Division, Ontario, Canada.

Situated approximately 50 km southwest of Sudbury the property is positioned over a possible southwest extension of the “Mystery Offset Dike” exposed some 10 km to the northeast. The Mystery Offset Dike has been described by other explorers as being an extension of the Worthington Offset Dike on which CVRD’s (originally Inco’s) Totten Deposit is located. Offsets are dike-like bodies of quartz diorite that have been interpreted as infilling major fracture zones. The dikes are known to occur both radiating from and concentric to the Sudbury Igneous Complex (“SIC”). The 1.85 billion year old SIC, together with surrounding dike-hosted deposits, is described as the largest known concentration of nickel-copper sulphides in the world.

Covering 2.88 km2 in area, the property consists of 2 claims containing a total of 18 claim units each 400m by 400m in area. The Corporation can earn 100% of the project through staged cash payments totalling C$100,000 and completing staged work commitments over three years of C$21,600. On production the vendor will retain a 3% net smelter return, which is subject to buy-back provisions.

MUSONGATI – Nickel, Cobalt, Platinum Group Metals, Burundi

Andover Resources NL (“Andover”), a wholly owned subsidiary of the Corporation acquired the Burundi Nickel Project in 1999 pursuant to a Mining Convention with the government of Burundi whereby Andover could earn an 85% interest in the project by completing a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 and by reimbursing the Burundi government for certain expenditures incurred on the Project.

Due to political instability in Burundi, the project had been subject to force majeure until May 2005 when force majeure was lifted due to improving security. On April 26, 2007 the Corporation announced that it had visited Burundi with a delegation of corporate and technical advisors and that the delegation had met with senior members of the Burundi government in relation to the Musongati nickel deposit. Argosy / Andover were pleased with the discussions which addressed the best way forward to complete exploration and feasibility studies on the deposit. Discussions are ongoing and the Corporation advised that it would be premature to speculate on the outcome. Andover is now taking steps to re-open its office in Bujumbura, the Burundian capital and this is seen as an important step in re-building its presence in Burundi.

The Musongati lateritic deposit was explored in the 1970’s and 1980’s. Studies carried out by these explorers resulted in the identification of a resource of 185 million tonnes of 1.31% nickel and 0.08% cobalt (non-JORC or NI 43-101 compliant). Anomalous grades of platinum and palladium had been recorded from the laterite as well as from the underlying basement rocks.

The nickel - cobalt laterites at Musongati are developed within the weathering profile above a layered igneous complex and are derived mainly from the weathering of a serpentinised dunite which has a primary nickel content of about 0.3% . Two types of ore are present in approximately equal proportions: limonite and saprolite. Nickel in the limonite ore type is tied to goethite whereas in the saprolite ore type it is related to serpentine group minerals and clay minerals.

The resource at Musongati is situated on three adjacent plateaux as a result of erosion of a single layer of laterite. The plateaux are referred to from west to east as the Geyuka, Rubara and Buhinda zones, of which Buhinda is the most significant and best defined.

The Musongati lateritic deposit was explored in the 1970’s and 1980’s, mostly under the auspices of the United Nations Development Program. A total of 237 diamond drill holes were completed at Musongati for 12,255 metres, with an average depth of 52 metres. During the 1970’s to 1980’s drilling was conducted in three phases. The first phase of drilling investigated all three zones, with the focus on Rubara and Buhinda. The second phase was devoted to Rubara and Buhinda only, while the third phase focused exclusively on Buhinda. Several metallurgical studies were also completed as well as logistical, transportation and energy studies.

Outlook

Existing Projects

The Corporation expects to continue with its evaluation of the Lac Panache and Fish Creek Projects in 2007. As stated above, a delegation from the Corporation has recently visited Burundi and had discussions with members of the Burundi Government in respect to recommencing activities on the project.

New Projects

The Corporation continues to seek additional projects through which shareholder value may be enhanced and has focused on precious and base metals. The Corporation is investigating suitable projects on a global basis and has been active in examining precious and base metal opportunities in Africa.

Forward Looking Statements

This MD&A contains forward looking statements and information. Such forward looking statements are based on the Corporation’s plans and expectations and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any performance or achievement expressed or implied by such forward looking statement. See Risk Factors below.

Risk Factors

The exploration and development of mineral deposits involves significant financial risks. The success of the Corporation will be influenced by a number of factors including financing, exploration and extraction risks, political uncertainty and regulatory issues, environmental and other regulations.

In addition, the Corporation will periodically have to raise additional funds to continue operations from the sale of equity or the sale of some or all of its projects and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Additional risk factors relating to the Corporation’s activities are discussed in detail in its Annual Information and 20F filings. These filings may be reviewed at www.sedar.com.

Overall Performance

March 31, 2007 and March 31, 2006

The Corporation incurred a loss of $193,526 for the quarter ended March 31, 2007 compared to a loss of $268,936 for the quarter ended March 31, 2006. The decreased loss of $75,410 is mostly attributable to the closure of the Canadian office in December. There was a decrease in Management and Consulting fees due to a smaller payroll and there was a slight increase in Directors fees.

Interest revenue of $18,209 for the quarter ended March 31, 2007, is lower than interest revenue for the quarter ended March 31, 2006 due to a lower cash balance.

During the quarter ended March 31, 2007 cash required for operating activities amounted to $195,833 compared to $325,737 for the quarter ended March 31, 2006. The decrease in cash required for operations resulted mainly from the closure of the Canadian office and a reduction in Management and Consulting fees. In addition there was an increase in the Project Assessment, a decrease in interest revenue and a decrease in travel costs.

Results of Operations

First Quarter 2007 to Fourth Quarter 2006

The Corporation incurred a loss of $193,526 for the quarter ended March 31, 2007 compared to a loss of $253,216 for the quarter ended December 31, 2006. The loss for the two quarters differs due to the closure of the Canadian office and reduction in staff. As can be seen in the Consolidated Statements of Operations and Deficit, there has been a significant decrease in the Management and Consulting fees. There has also been an increase in Director’s fees whilst the travel and Transfer agent and stock exchange fees have decreased.

Summary of Quarterly Results

Year	2007			2006			2005
3 months ended	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30
				Canadian $ (000’s)				30
Interest income	18	21	30	30	27	24	23	23
Foreign exchange gain/(loss)	1	9	(1)	7	(1)	3	(7)	4
Total income	19	30	29	37	26	27	16	27
Administration expenditures	(179)	(236)	(230)	(776)	(273)	(260)	(186)	(293)
Project assessment, net of recoveries	(34)	(47)	(109)	(51)	(22)	(34)	(84)	(95)
Loss	(194)	(253)	(309)	(804)	(269)	(267)	(254)	(361)
Basic and diluted loss per common	(.002)	(.003)	(.003)	(.008)	(.003)	(.003)	(.003)	(.005)
share in dollars/share
Weighted Average Number of					95,969
Common Shares (000’s)

Quarterly Results

First Quarter 2007 to Fourth Quarter 2006

The quarters ended March 31, 2007 and December 31, 2006 vary in that the income is slightly lower due to lower cash holdings and the administrative expenses are lower due to closure of the Canadian office and a reduction in Management and Consulting fees.

Other Quarterly Results

Income over the three quarters ended December 31, 2005 are similar and project assessment varies only in the December quarter due to inactivity for that month. The main difference in administrative expenditures was increased management and consulting fees of approximately $109,000 due to changes in management compensation as the Corporation increased its activity level on new projects under review, offset by decreases in travel and accounting and audit costs of approximately $60,000 and $35,000 respectively as less travel was required in the quarter and costs associated with the year end audit were reflected in the fourth quarter of 2005.

Project assessment expenditures reflect reduced activities on the Corporation’s projects due to limited exploration activities on the Lac Panache Project in Canada, acquired in April 2005, while expenditures varied over 2006 due to the main focus being on new project generation. This was dependant on the introduction of projects and sometimes only involved a desk top review whilst in other cases it required a site visit.

The increased loss in the quarter ended June 30, 2006 was due to $439,251 of stock based compensation relating to options granted at the AGM in May 2006.

Liquidity and Capital Resources

The Corporation's cash deposits at March 31, 2007 totaled $2,160,498 compared to $2,356,331 at December 31, 2006. The Corporation continues to utilize its cash resources to fund project assessment activities and administrative requirements. Aside from such cash the Corporation has no material unused sources of liquid assets. As the Corporation does not have a source of income, cash balances will continue to decline as the Corporation utilizes these funds to conduct its operations.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

In 2001, the Corporation received approximately $11,300,000 for re-imbursement of a portion of expenditure incurred on the New Caledonia Nickel Project. The Corporation has utilized those funds to conduct its operations from 2001 to date. With cash balances of approximately $2 million and current planned expenditures of approximately $1 million, the Corporation has sufficient cash resources for planned activities during 2007. Should the Corporation acquire new projects, increase its expenditure on existing projects or exercise its options to acquire projects currently under option it will be required to raise additional financing.

Commitments and Property Option Payments

		2007	2008	2009	Total
					$180,000
Property Payments – Lac Panache		$120,000	$60,000	-
Property Payments – Fish Creek		$25,000	$35,000	$20,000	$80,000
					$421,200
Work Commitments – Lac Panache		$145,600	$275,600	-
Work Commitments	– Fish Creek	$7,200	$7,200	$7,200	$21,600
		$297,800	$377,800	$27,200	$702,800

1. The Corporation may withdraw from these agreements at any time.

Related Party Transactions

During the quarter ended March 31, 2007, $85,285 was paid or accrued to four directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.

In addition $63,386 was paid or accrued to an Australian company and $7,790 to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and Canada respectively. These services are reimbursed at cost, which approximate fair value.

At March 31, 2007, management and consulting fees and directors’ fees payable amounted to $36,726. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Fees paid to each non-executive director do not exceed $25,000 per annum.

Proposed Transactions

The Corporation is currently evaluating new opportunities. Should it enter into agreements over any of these opportunities it may be required to make cash payments and complete work expenditure commitments.

Critical Accounting Estimates

The detailed accounting policies are discussed in the Corporation’s annual financial statements, however, the following accounting policies require the application of management’s judgment:

Interim Controls over Financial Reporting - There have been no changes in the Corporation’s internal control over financial reporting during the Corporation’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Mineral Property Valuations – Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

Contingent Liabilities – Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

The CICA Handbook Section Section 3855 “Financial Instruments – Recognition and Measurement” requires that financial assets classified as “available-for-sale” be recorded at fair market values and that gains or losses in available-for-sale financial assets be recorded in the balance sheet as “Other comprehensive income (loss)”. The standard became a reporting requirement for all publicly traded companies with year-ends after October 1, 2006. The Corporation, as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets valued after January 1, 2007. The adoption of this handbook section has had no effect on the Corporation’s financial statements.

Financial Instruments and Other Instruments

The Corporation holds certain cash balances in Australian dollars, which are subject to exchange rate fluctuations and could give rise to exchange losses.

Other

Capitalization

The Corporation had 95,969,105 shares outstanding at May 10, 2007. In addition, the Corporation has 6,100,000 options outstanding and exercisable at A $0.10 (C$0.09) per share. These options expire on May 26, 2011.

Management’s Responsibility and Oversight

The disclosures and information contained in this MD&A have been prepared by the management of the Corporation. Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed in the MD&A.

The Corporation’s audit committee and Board of Directors review the disclosures made in the MD&A to ensure the integrity thereof.

List of Directors and Officers at Signature and Filing Date

* Peter H. Lloyd	President and Director
Cecil R. Bond	Director
*John Maloney	Non-executive Director
*Malcolm Smartt	Director and Company Secretary

*Denotes member of audit committee.

Additional information regarding the Corporation is available from its materials filed on Sedar at www.sedar.com.

Form 52-109F2 Certification of Interim Filings

I, Peter H. Lloyd, CEO and Director of Argosy Minerals Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Argosy Minerals Inc., (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2007.

Peter H. Lloyd CEO and Director

Form 52-109F2 Certification of Interim Filings

I, Malcolm Smartt, Director and Acting Chief Financial Officer of Argosy Minerals Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Argosy Minerals Inc., (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2007.

Malcolm K Smartt Director and Acting CFO